1776 Yorktown, Suite 550

Houston, Texas 77056

April 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Juan Ganna

Re:	Nexalin Technology, Inc.

Registration Statement on Form S-3

File No. 333-286711

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 pm, Eastern Time, on April 29, 2025, or as soon thereafter as is practicable.

Very truly yours,

NEXALIN TECHNOLOGY, INC.

By:	/s/ Mark White
Name:	Mark White
Title:	Chief Executive Officer